UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

April 21, 2026

Commission file number:

001-14251

SAP EUROPEAN COMPANY

(Translation of registrant’s name into English)

Dietmar-Hopp-Allee 16

69190 Walldorf

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F        [X]                                                                                      Form 40-F        [  ]

SAP SE

FORM 6-K

On March 25, 2026, SAP SE, (“SAP”), posted the invitation to the Annual General Meeting of Shareholders on its Website (the “Invitation”). The Annual General Meeting is scheduled to take place on May 5, 2026 as a virtual General Meeting without the physical presence of the shareholders or their proxies. A copy of the Invitation is attached as Exhibit 99.1 hereto and incorporated by reference herein.

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

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EXHIBITS

Exhibit No.	Exhibit

99.1	Invitation dated March 25, 2026

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAP SE
(Registrant)

By:	/s/ Christopher Sessar
	Name:	Dr. Christopher Sessar
	Title:	Chief Accounting Officer

By:	/s/ Julia Zicke
	Name:	Dr. Julia Zicke
	Title:	Head of External Reporting and Accounting Technology

Date: April 21, 2026

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EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Invitation dated March 25, 2026

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